UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             Date: October 25, 2004

                        Commission File Number 001-12510
                                               ---------

                                   ROYAL AHOLD
                 -----------------------------------------------
                 (Translation of registrant's name into English)

               Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands
               ---------------------------------------------------
                     (Address of principal executive office)





     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X             Form 40-F
                                      ---                       -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes   ---                 No    X
                                                          ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

On October 25, 2004, Koninklijke Ahold N.V. ("Royal Ahold" or the "Company") issued a press release announcing that (i) it has reached final agreement with Canica AS ("Canica") on the purchase price of Canica's 20% interest in the Scandinavian joint venture ICA AB, and (ii) the Company and ICA Forbundet Invest AB intend to cause ICA AB to pay an extraordinary dividend. A copy of this press release is attached hereto as Exhibit 99.1.

This form 6K shall be deemed to be incorporated by reference into the prospectuses forming a part of the Company's Registration Statements on Form F-3 and Form S-3 (No. 333-52934, No. 333-52934-01, No. 333-80245 and No.
333-80245-01) and the Company's Registration Statements on Form S-8 (No. 333-09774, No. 333-70636, No. 333-07214, No. 333-07212 and No. 033-41068) and to
be a part of such prospectuses from the date of the filing thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     KONINKLIJKE AHOLD N.V.


                                              /s/  H.R. Ryopponen
                                     -------------------------------------------
Date: October 25, 2004               By:      H.R. Ryopponen
                                     Title:   Executive Vice President and CFO

                                  EXHIBIT INDEX


The following exhibit has been filed as part of this Form 6-K:


Exhibit        Description
-------        -----------

99.1 Royal Ahold press release dated October 25, 2004, announcing that the Company has reached final agreement with Canica on the purchase price of Canica's 20% interest in the Scandinavian joint venture ICA AB and the Company and ICA Forbundet Invest AB intend to cause ICA AB to pay an extraordinary dividend


                                       4